Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATION

OF

NON-CUMULATIVE NON-VOTING PARTICIPATING PREFERRED STOCK, SERIES E

OF

CARVER BANCORP, INC.

Carver Bancorp, Inc., a corporation organized and existing under the laws of the State of Delaware (herein referred to as the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, does hereby certify:

1.	No shares of Non-Cumulative Non-Voting Participating Preferred Stock, Series E of the Corporation have, as of the date of this Certificate, been issued; and

2.

A resolution providing for amendments to the Certificate of Designation of the Non-Cumulative Non-Voting Participating Preferred Stock, Series E of the Corporation, was duly adopted by the Board of Directors of the Corporation, which resolutions provide as follows:

RESOLVED, that the Certificate of Designation of the Non-Cumulative Non-Voting Participating Preferred Stock, Series E of the Corporation, filed with the Delaware Secretary of State on January 28, 2021, shall be amended by amending and restating Section 1 thereof in its entirety as follows:

Section 1. Designation. The distinctive serial designation of such series is “Non-Cumulative Non-Voting Participating Preferred Stock, Series E” (“Series E”). Each share of Series E shall be identical in all respects to every other share of Series E, except that shares of Series E issued after February 1, 2021 (the “Original Issue Date”) may only be issued on a Dividend Payment Date and shall accrue dividends from the date they are issued.

RESOLVED FURTHER, that the Certificate of Designation of the Non-Cumulative Non-Voting Participating Preferred Stock, Series E of the Corporation, filed with the Delaware Secretary of State on January 28, 2021, shall be amended by amending and restating Section 6(a) thereof in its entirety as follows:

(a)     Optional Redemption. The Series E is perpetual and has no maturity date. The Corporation may, at its option, redeem the shares of Series E (i) in whole or in part, from time to time, on any date on or after February 1, 2026, or (ii) in whole but not in part at any time within ninety (90) days following a Regulatory Capital Treatment Event, in each case, at a cash redemption price equal to the Stated Amount, together (except as otherwise provided herein) with an amount equal to any dividends that have been declared but not paid prior to the redemption date (but with no amount in respect of any dividends that have not been declared prior to such date). The redemption price for any shares of Series E shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent, if the shares of Series E are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a Dividend Payment Date shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the Dividend Payment Date as provided in Section 4 above. Notwithstanding the foregoing, the Corporation may not redeem shares of Series E without having received the prior approval of the Appropriate Federal Banking Agency if then required under capital rules applicable to the Corporation.

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IN WITNESS WHEREOF, Carver Bancorp, Inc. has caused this Certificate of Amendment of the Certificate of Designation to be signed by Michael T. Pugh, its President and Chief Executive Officer, this 1st day of February, 2021.

CARVER BANCORP, INC.

By:
Name: Michael T. Pugh
Title: President and Chief Executive Officer